August 13, 2007

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Larry Spirgel
Assistant Director
Division of Corporation Finance

Re:	Hamilton Beach, Inc. Registration Statement
on Form 10, Registration No. 001-33431

Ladies and Gentlemen:
     Hamilton Beach, Inc. (the “Company”) hereby respectfully submits an application to withdraw the Company’s Registration Statement on Form 10 (File No. 001-33431) filed on April 26, 2007, as amended by the Company’s Amendment No. 1 to the Registration Statement on Form 10 filed on June 7, 2007, and further amended by the Company’s Amendment No. 2 to the Registration Statement on Form 10 filed on June 22, 2007 (collectively, the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement, including the exhibits filed thereto, which has not been declared effective, because the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) has advised the Company to register the securities of the Company to which the Registration Statement relates on a registration statement on Form S-1 under the Securities Act of 1933. The Company anticipates that it will file a registration statement on Form S-1 with the Commission in response to the Staff’s comments on the Registration Statement.
     Should you have any questions regarding this application for withdrawal, please do not hesitate to contact the undersigned at (804) 273-9777 or Thomas C. Daniels of Jones Day at (216) 586-7017.

Sincerely, HAMILTON BEACH, INC.
By:	/s/ Kathleen L. Diller
Kathleen L. Diller
Vice President, General Counsel and Secretary